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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 1)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            Income Growth Partners, Ltd. X
                              (Name of Subject Company)

                            Income Growth Partners, Ltd. X
                         (Names of Persons Filing Statement)

                    Original Units of Limited Partnership Interest
                            (Title of Class of Securities)

                                      000-18528
                        (CUSIP Number of Class of Securities)

                                     David Maurer
                        11230 Sorrento Valley Road, Suite 220
                                 San Diego, CA 92121
                               Telephone (858) 457-2750
        (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                       Copy To:
                                   David A. Fisher
                                  Fisher Thurber LLP
                          4225 Executive Square, Suite 1600
                                  La Jolla, CA 92037
                               Telephone (858) 535-9400

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[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

         The purpose of this amendment is (i) to amend and supplement Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Income Growth Partners, Ltd. X (the "COMPANY" ) on September 17, 2003, and (ii) to add an additional Exhibit to Item 9 and revise the Exhibit Index accordingly.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended and supplemented as follows:

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation.

         Income Growth Management, Inc., the general partner of the Partnership (the "General Partner"), has not approved the Offer. The General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

(b) Reasons for the Recommendation.

         In determining to recommend that Limited Partners not tender their Original Units in the Offer, the General Partner based its reasons for its recommendation on the following factors:

         (1) Everest states in the Purchase Tender Offer Statement that its offer of $1,000 per Original Unit exceeds the amount of net proceeds that Everest estimates would be distributed per Original Unit if the Partnership sold its two properties for $50 million, the combined estimated sales price projected in the Partnership's Schedule 14D-9 filing on May 6, 2003.

         (2) The $1,000 per Original Unit price offered by the Purchasers is approximately 52.32% of the General Partner's estimate of the net asset value of $1,911.10 per Original Unit. This estimated net asset value was calculated based on the General Partner's projected sale of the Shadowridge Meadows Apartments ("Shadowridge") and the Mission Park Apartments ("Mission Park") for a total combined sales price of $62.9 million, excluding closing costs and liquidation and related expenses.

         On or about August 7, 2003, after consultation with Hendricks & Partners, the General Partner listed the Shadowridge property for sale at $27,400,000 and the Mission Park property for sale at $35,500,000, for a total combined sales price of $62.9 million. The General Partner's recent listing of the properties reflects an increase in its previously projected sales price of $50 million for both properties, as indicated in the Partnership's Schedule 14D-9 filed on May 6, 2003 and the Amended Schedule 14D-9 filed on July 14, 2003. The estimated realizable net asset value per Original Unit upon a sale of the Partnership properties and liquidation of the Partnership would depend on many other factors, including the actual selling price of the property, closing costs, payment of outstanding loans and prepayment penalties, and Partnership liquidation expenses, and there can be no assurance these estimated net asset values per unit will be realized, or that the properties will be sold at the listing price.

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         As part of the General Partner's evaluation of the Tender Offer by
Everest, the General Partner consulted with Hendricks & Partners, a prominent apartment brokerage firm with experience in the apartment sales business. The General Partner also reviewed sales comparison reports prepared by Hendricks & Partners detailing sales of 28 comparable apartment buildings in the San Diego County area from March 28, 2002 through May 20, 2003. The General Partner also reviewed a list of comparable rental properties, also prepared by Hendricks & Partners providing a summary of local rental properties comparables for 11 apartment buildings (with properties ranging from 18 to 108 units).

         The General Partner also reviewed the Apartment Update Third Quarter 2003 for the Southern California Region and the Forecast 2003, both prepared by Hendricks & Partners. These two studies detail the residential real estate markets on both a local and national level with demographic and other statistical information and data regarding rent growth and vacancy rates, rental and sales figures, as well as other information related to the residential real estate market.

         In addition, the General Partner reviewed a market study prepared for the Mission Park apartments by Integra Realty Resources - San Diego ("Integra Report"), a copy of which was attached as Exhibit 3 to the Partnership's previous Amended Schedule 14D-9 filed on July 14, 2003. The purpose of the Integra Report was to compare the rental market and "for sale" market in San Diego County as of February 24, 2003. The Integra Report compares the rental and sales markets in San Diego and provides supply and demand comparisons, rental rates, pricing levels, and absorption and competition levels relating to the Mission Park apartments. Based upon an analysis of supply and demand comparisons, rental rates, pricing levels, absorption and competition levels, and general economic conditions, the Integra Report concludes that the Mission Park apartments have an indicated value of $25,400,000 based upon an overall capitalization rate of 8.5%. The capitalization rate was derived from comparable projects that sold in the Vista, San Marcos, and Oceanside areas; the range of overall capitalization rates was 7.97% to 9.28%. The Integra Report concludes that based upon the factors referenced above, the demand for housing is expected to continue at reasonable levels in the San Marcos area as the region is poised for further growth. Additionally, the Integra Report concludes that the North County East market and the San Marcos submarket are experiencing strong demand for apartment units, thereby further supporting the indicated value of $25,400,000.

         Based on its review of sales and rental data on comparable properties in the relevant area and market studies and industry reports, as described above, and the current strength of the local residential rental market, increased market rent rates, lower interest rates, continued high demand for large multi-family apartment buildings, and its continued consultations with Hendricks & Partners, the General Partner believes the value of the Partnership's two properties has increased since the filing of its Schedule 14D-9 on May 6, 2003 and its Amended Schedule 14D-9 on July 14, 2003. As a result, on August 7, 2003, the General Partner entered into a listing agreement with Hendricks & Partners and has listed the properties at a combined sales price of $62.9 million.

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         The estimated net proceeds available for distribution per Original Unit following sale of the properties for $62.9 million would be approximately $1,911.10. This would exceed the $1,000 per Original Unit being offered by Everest by approximately 52.32%, or $911.10 per Original Unit. It cannot be guaranteed that the properties will be sold for a combined sales price of $62.9 million.

         In considering whether to sell the Partnership properties, the General Partner is taking into consideration its familiarity with and its view of the Partnership's business, properties, financial condition, the nature of the local real estate sales market, the historical and current prices for the Original Units, sales commissions on the sale of the properties, and the mortgage debt and prepayment penalties on both properties. For additional considerations affecting the General Partners consideration to sell the properties, see item 7 below.

         No assurances can be provided that the General Partner's estimates are correct, and the actual amount of net proceeds available for distribution that would be received from the sale of the properties and a liquidation of the Partnership may differ substantially from the General Partner's estimates.

         (3) By tendering Original Units pursuant to the Offer, the Limited Partners will be giving up the opportunity to participate in any potential future benefits from the ownership of the Original Units, including distributions resulting from any future sale of the Partnership's properties.

         (4) While the Partnership's Amended and Restated Limited Partnership Agreement allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Original Units pursuant to the Offer. Therefore, net proceeds to each Limited Partner will be reduced by at least $40.

         (5) The tender of Original Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See item 8--Certain Federal Income Tax Considerations.

         The General Partner did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partner viewed its position and recommendations as being based on the totality of information presented to and considered by it.

         To the knowledge of the General Partner, none of the Partnership's executive officers, directors or affiliates who own Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

         The Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications of accepting or rejecting the Offer.

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ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibit:

4     Letter to Limited Partners dated October 10, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Income Growth Partners, Ltd. X, a California limited partnership

                             By: Its General Partner
            Income Growth Management, Inc., a California corporation

                                /David W. Maurer/
               --------------------------------------------------
                                   (Signature)

                           David W. Maurer, President
               --------------------------------------------------
                                (Name and title)

                                October 15, 2003
               --------------------------------------------------
                                     (Date)


INSTRUCTION TO SIGNATURE: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. SEE ss.240.14d-1(f) with respect to signature requirements.


                                  Exhibit Index

4     Letter to Limited Partners dated October 15, 2003.

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                                    Exhibit 4

                Letter to Limited Partners dated October 15, 2003


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October 15, 2003


Re:      Income Growth Partners, Ltd. X

Dear Investor:

         On September 4, 2003, Income Growth Partners, Ltd. X ("Partnership") received a tender offer statement on Schedule TO and exhibits from Everest Management, LLC, a California limited liability company, to purchase for cash up to 940 original units of limited partnership interests in the Partnership ("Original Units"). On September 17, 2003, the General Partner caused to be filed Schedule 14D-9 with the Securities and Exchange Commission. The September 17, 2003 Schedule 14D-9 stated that the General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

         On September 25, 2003, the Securities Exchange Commission requested additional information relating to the Partnership's September 17, 2003 filing. In response to the Securities and Exchange Commissions' request, the General Partner caused to be prepared an Amended Schedule 14D-9. A copy of the Amended
Schedule 14D-9 as filed with the Securities and Exchange Commission on October 15, 2003 is enclosed for your information.

Sincerely,

Income Growth Management, Inc.
General Partner


/s/ David W. Maurer
--------------------------
David W. Maurer
President

Enclosure